EXHIBIT 12.1 TOYOTA MOTOR CREDIT CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31,		Nine Months Ended December 31,

	2004	2003	2004	2003

	(Dollars in millions)

Consolidated income before provision for income taxes	$369	$345	$975	$795

Fixed charges:
Interest[1]	134	88	437	414
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	5	6

Total fixed charges	136	90	442	420

Earnings available for fixed charges	$505	$435	$1,417	$1,215

Ratio of earnings to fixed charges	3.71	4.83	3. 21	2.89

1	Interest expense for the three and nine months ended December 31, 2004 and 2003 included gains associated with amortization of de-designated hedges and derivative fair value adjustments of $60 million, $67 million, $107 million and $144 million, respectively.
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